


07005491

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 04218

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Development Corporation for Israel

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Lexington Avenue, 11th Floor
(No. and Street)

New York, (City) New York (State) 10011 (Zip Code)

PROCESSED APR 04 2007 THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mr. Neil Lieberman (212) 446-5847
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP
(Name – *if individual, state last, first, middle name*)

60 Broad Street (Address) New York (City) N.Y. (State) 10004 (Zip Code)

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2007 WASH, D.C. 202

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil Lieberman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Development Corporation for Israel, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TOBY GREENBERG
Notary Public, State of New York
No. 24-4930821
Qualified in Kings County
Commission Expires April 29, 2007

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Grant Thornton

Accountants and Business Advisors

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of
Development Corporation for Israel

We have audited the accompanying statement of financial condition of Development Corporation for Israel as of December 31, 2006. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Development Corporation for Israel as of December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 13, 2007

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Development Corporation for Israel

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

Cash and cash equivalents	$11,240,796
Securities owned	176,279
Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $3,978,573	1,940,722
Other assets	909,572
	$14,267,369

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities	
Accrued expenses payable	$ 4,026,586
Other liabilities	862,701
Deferred income taxes payable	18,000
	4,907,287
Commitments (Note E)	
Subordinated notes payable	5,100,000
Stockholder's equity	4,260,082
	$14,267,369

The accompanying notes are an integral part of this statement.

Development Corporation for Israel

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2006

NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Development Corporation for Israel (the "Company") is a registered broker-dealer that serves as underwriter in the United States of America for the sale of State of Israel Bonds (the "Bonds") on a best-efforts basis. The Company's revenue is contingent on its continuation as underwriter and marketer for the Bonds pursuant to various underwriting agreements, which provide for a selling concession and management fee to be earned on all bonds sold.

The Company is wholly owned by American Society for Resettlement and Rehabilitation in Israel, Inc. (the "Parent"), a corporation organized under the laws of the State of New York. There were no transactions during the reporting period between the Company and its Parent.

1. *Foreign Currency*

   Transactions denominated in foreign currency are translated into U.S. dollars based on exchange rates in effect at the dates of the transactions.

2. *Furniture, Equipment and Leasehold Improvements*

   Depreciation and amortization are provided for using the straight-line method of depreciation/amortization for all capitalized assets in amounts sufficient to relate the cost of capitalized assets to operations over their estimated service lives.

3. *Securities Transactions*

   Transactions in securities owned are recorded on a trade-date basis.

4. *Securities Owned*

   Securities listed on a securities exchange for which market quotations are available are valued at the last quoted sales price on the last business day of the period.

5. *Other Liabilities*

   Other liabilities primarily include the unamortized balance of a deferred alteration allowance on the New York leased premises paid for by the landlord pursuant to the lease agreement, which is being amortized over the remaining life of the lease obligation.

NOTE A (continued)

6. *Cash and Cash Equivalents*

Included in cash and cash equivalents are investments in money market funds which are readily convertible to cash.

7. *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions in determining the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SECURITIES OWNED

At December 31, 2006, securities owned consisted of the following:

Stock investments (cost $37,537)	$174,667
Corporate securities (cost $8,991)	1,612
	$176,279

NOTE C - SUBORDINATED NOTES PAYABLE

Notes in the amount of $5,100,000 are subordinated to the claims of general creditors under two separate subordinated loan agreements for equity capital with the State of Israel, the first in the amount of $4,100,000 and a second in the amount of $1,000,000. Pursuant to an amendment effective December 31, 2006, the $4,100,000 note matures on December 31, 2009. The $1,000,000 note, effective December 31, 2006, also matures on December 31, 2009. Interest on both notes is calculated at the six-month average negotiable certificate of deposit rate, plus 25 basis points.

Pursuant to an agreement approved by the National Association of Securities Dealers, Inc., both subordinated borrowings are included in the computation of net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

NOTE C (continued)

Interest on the subordinated notes payable is determined based on a floating market rate and, accordingly, their carrying value approximates fair value.

NOTE D - LITIGATION

In the ordinary course of business the Company is subject to litigation. Various lawsuits, claims and proceedings of a nature normal to its business are pending against the Company. Such matters relate to labor grievances and arbitration under a collective bargaining agreement between the union and the Company. The Company, after consultation with legal counsel, believes that any such allegations are without merit and that the outcome of these lawsuits will not have a material adverse effect on its earnings, cash flow or financial position.

NOTE E - COMMITMENTS

The Company leases sales and administrative offices under long-term lease agreements. The remaining terms of these leases range from one to nine years.

Minimum rental payments under noncancelable leases are approximately:

Year	Amount
2007	$ 1,803,303
2008	1,484,766
2009	1,256,033
2010	1,174,806
2011	1,189,288
2012 and thereafter	4,295,354
	$11,203,550

NOTE F - FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS

Furniture, equipment and leasehold improvements consist of the following at December 31, 2006:

	Useful life (in years)	
Computer equipment and software	3	$ 3,929,294
Furniture and fixtures	5	401,944
Leasehold improvements	12	1,588,057
		5,919,295
Less accumulated depreciation and amortization		(3,978,573)
		$ 1,940,722

An allowance for alteration of the New York office leased premises amounting to $1,000,000, paid for by the landlord pursuant to the lease agreement, has been capitalized and included on the statement of financial condition in "Leasehold improvements." Such leasehold improvements are being amortized over the life of the lease. At December 31, 2006, a corresponding deferred liability in the amount of $703,448, net of amortization, is included on the statement of financial condition in "Other liabilities."

NOTE G - RELATED PARTIES

Pursuant to various underwriting agreements, the State of Israel pays the Company for its underwriting activities on their behalf.

Pursuant to an agreement between the State of Israel and the Company, the State of Israel provided the Company with funding of approximately $525,403 for certain of its capital expenditures. Included in this amount was $170,235 that was reflected as a receivable and included on the statement of financial condition in "Other assets."

NOTE H - EMPLOYER RETIREMENT PLANS

Defined Benefit Pension Plans

On July 31, 2006, the Company froze the accrued benefits of two of its three defined benefit pension plans. On August 31, 2006, the Company froze the accrued benefits of its remaining defined benefit pension plan. In December 2006, the Company terminated all three defined benefit pension plans. The accrued benefits of each participant became nonforfeitable and the net assets of the plans were allocated as prescribed by the terms and provisions of the plans in accordance with ERISA and its related regulations. Insurance contracts were purchased for all participants who elected to defer receipt of their pension benefits. At December 31, 2006, the Company no longer has any pension obligations to its employees.

The Company maintained noncontributory defined benefit pension plans covering substantially all of its employees. In May 1997, the Company amended its defined benefit pension plans and 401(k) Savings Plan, separating the defined benefit pension plans into two components. Certain employees had the choice to either continue to receive benefits under the provisions of the existing plans (the "Old Plan component") or to begin to receive benefits under the provisions of the Cash Balance Plan (the "Cash Balance component").

The Old Plan component provided defined benefits based on years of service and final average compensation. The Cash Balance component provided for defined benefits based on each individual employee's accumulated cash balance which is credited annually in an amount equal to 4% of eligible compensation, plus an earned interest credit at a rate established at the beginning of each plan year based on the average 30-year Treasury Bond yield during the month of November of the previous calendar year. The Company's funding policy has been to make annual contributions of at least the minimum contribution requirement described under section 412 of the Internal Revenue Code. The Company uses a December 31 measurement date for all its plans.

All of the following information is presented for the Old Plan and the Cash Balance components on an aggregated basis.

NOTE H (continued)

The following is an analysis of the changes in projected benefit obligation for the year ended December 31, 2006:

Benefit obligation, beginning of year	$ 18,779,683
Service cost	686,380
Interest cost	746,621
Actuarial loss (gain)	2,650,336
Settlements	(21,607,814)
Curtailments	(1,140,081)
Benefits paid	(115,125)
Benefit obligation, end of year	$ -

The following is an analysis of the changes in the fair value of plan assets for the year ended December 31, 2006:

Fair value of plan assets, beginning of year	$ 17,592,205
Actual return on plan assets	853,678
Company contributions	3,277,056
Settlements	(21,607,814)
Benefits paid	(115,125)
Fair value of plan assets, end of year	$ -

The following represents the components of the net amount recognized as "Prepaid pension cost" in the accompanying statement of financial condition at December 31, 2006:

Funded status of plan	$ -
Unrecognized actuarial (gain) loss	-
Unrecognized prior service cost	-
Net amount recognized as prepaid pension cost	$ -

The accumulated benefit obligation of the Company's defined benefit pension plans at December 31, 2006 was $0.

NOTE H (continued)

Investment Strategy

The Company's investment strategy is based on the objective to balance, over time, the capital appreciation offered by stocks with the income and relative stability of fixed income securities. The objective is to provide capital appreciation, current income, and preservation of capital through a portfolio of stocks and fixed income securities. The determination of the expected return on assets rate is based on a building block approach. First, the underlying inflation rate is determined. Then, the expected real rate of return of stocks and bonds is determined based on their allocation percentages within the Trust.

Contributions

The Company's minimum required contribution was $0 for the year ended December 31, 2006.

401(k) Savings Plan

All eligible employees are entitled to contribute, on a pretax basis, from 1% to 30% of their annual eligible compensation, up to the Internal Revenue Service limit of $15,000 for the year ended December 31, 2006, to the 401(k) Savings Plan (the "Plan"). Participants that are at least 50 years old may elect to contribute, on a pretax basis, an additional percentage of their annual eligible compensation up to the Internal Revenue Service limit of $5,000 for the year ended December 31, 2006. The Company matches the contributions of those employees who are participating in the Old Plan and the Cash Balance components. Prior to August 1, 2006, for participants in the Old Plan with the exception of Executive Directors, and prior to September 1, 2006, for Executive Directors in the Old Plan, the Company has agreed to match 1% of annual eligible compensation for employees that have elected to contribute at least 1% of their annual eligible compensation to the Plan. For participants in the Cash Balance component and after July 31, 2006, for participants previously in the Old Plan with the exception of Executive Directors, and after August 31, 2006, for Executive Directors, the Company has agreed to match dollar for dollar up to 3% of annual eligible compensation of employees that have elected to contribute at least 1% of their annual eligible compensation to the Plan. After July 31, 2006, for all participants with the exception of Executive Directors, and after August 31, 2006, for Executive Directors, the Company has agreed to make a non-elective contribution equal to 4% of annual eligible compensation.

NOTE I - NET CAPITAL

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities and Exchange Commission's ("SEC") Uniform Net Capital Rule, the Company is required to maintain minimum net capital. The Company has elected to use the alternative method, permitted by Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. At December 31, 2006, the Company had net capital of $6,255,569, which exceeded net capital requirements of $250,000 by $6,005,569.

In the normal course of its operations, the Company receives checks from investors payable to the State of Israel to purchase the Bonds. The Company transmits the checks received to the State of Israel's fiscal agent. Accordingly, the Company is subject to the computation for reserve requirements for broker-dealers under Rule 15c3-3. At December 31, 2006, the Company did not have any credits or debits under the reserve requirement computation. The Company established a reserve bank account under Rule 15c3-3 in which a $1,000 balance is maintained.

NOTE J - CONCENTRATION OF CREDIT RISK

The Company maintains cash balances with several financial institutions. Certain account balances may not be covered by the FDIC, while other accounts, at times, may exceed federally insured limits. The Company believes that risk from concentration of cash balances with such financial institutions is not significant.

NOTE K - INCOME TAXES

Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recorded for financial reporting purposes and such amounts as measured in accordance with tax laws. The items which comprise deferred income taxes as of December 31, 2006 are as follows:

Deferred tax assets (liabilities)	
Accruals	$ 198,000
Depreciation	26,000
Other	(242,000)
Deferred income taxes payable	$ (18,000)

NOTE K (continued)

The following represents the changes in deferred taxes payable for the year ended December 31, 2006:

Deferred income taxes payable, beginning of year	$(1,278,000)
(Provision) benefit for deferred income taxes	1,260,000
Deferred income taxes payable, end of year	$ (18,000)

Grant Thornton

Accountants and Business Advisors

INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors of
Development Corporation for Israel

In planning and performing our audit of the financial statements of Development Corporation for Israel (the "Company"), as of and for the year ended December 31, 2006, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

New York, New York
February 13, 2007

